

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

<u>Via U.S. Mail</u>
George Morris
Chief Executive Officer
Internet Infinity, Inc.
220 Nice Lane #108
Newport Beach, CA 92659

> **Re: Internet Infinity, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed May 29, 2013**
> **File No. 0-27633**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1. We reviewed the revisions to your disclosure in response to comment one in our letter dated May 9, 2013. We note that the first paragraph on page 3 still makes reference to Kennedy's "Recent Accounting Pronunciations." As previously requested, please explain to us what you are trying to convey in your disclosure regarding Auditor Kennedy's "Recent Accounting Pronunciations." If possible, please clarify your disclosure or remove the disclosure as such disclosure is not required by Item 304 of Regulation S-K.

2. We reviewed the revisions to your disclosure in response to comment three in our letter dated May 9, 2013. It appears that your discussion regarding disagreements with Kennedy in Item 2 on page 3 and in the third paragraph on page 4 reference subsequent interim periods through December 31, 2012 rather than any subsequent interim period preceding the dismissal of Kennedy. As previously requested, please revise your disclosure to state whether there were any disagreements with Kennedy on any matter of accounting principles

or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of Kennedy, would have caused it to make a reference to the subject matter of the disagreement in connection with its report during your two most recent fiscal years and any subsequent interim period preceding the dismissal of Kennedy.

3. Please file an updated letter from Kennedy as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. Please note that the exhibit should be filed under Item 9.01 of Form 8-K.

4. Please note that Exhibit II should be submitted as correspondence in Edgar rather than filing the acknowledgement as an exhibit to Form 8-K.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief